EXHIBIT 21.1

Subsidiaries of the Registrant

Polybia Studios Pty, Ltd (formerly Roadships Acquisitions Pty Ltd) is a corporation formed under the laws of Australia. The Company owns 100% of the issued and outstanding common stock.

Photosweep, LLC is a limited liability company formed under the laws of the State of Arizona. The Company owns 100% of the issued and outstanding common stock.